NOTICE OF EXERCISE



TO:  Stock Option Committee
     Ridgewood Properties, Inc.


     Pursuant to the provisions of the Ridgewood Properties, Inc. 1993 Stock Option Plan, as amended (referred to herein as the "Plan"), I hereby give notice that I elect to exercise the stock option granted to me by the Company under the Plan with respect to 75,000 shares of the common stock, par value $.01 per share (the "Shares"), of Ridgewood Properties, Inc. (the "Company"), as of the date on which this notice is delivered to the Company, at a price of $1.00 per share, and accordingly, I hereby agree to purchase the Shares on the terms established under the Plan. Full payment for such shares is enclosed, which consists of a promissory note in the principal amount of $75,000.00.

     I hereby acknowledge that I have received the prospectus most recently issued by the Company pertaining to the Plan prior to the date hereof.

     I hereby agree that the stock option granted to me under the Plan shall be deemed to have been exercised to the extent specified in this notice on the date set forth below my signature, and I hereby warrant that on such date this notice was delivered to the Stock Option Committee of the Company.

                                 Sincerely,

                                /s/ Karen S. Hughes
                                KAREN S. HUGHES

                                DATED:  1/31/97